UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer and Republic Airways Sign USD 4 billion Contract for up to 94 E175 Jets

São José dos Campos, Brazil, January 24, 2013 – Embraer and Republic Airways Holdings Inc., operator of the largest E-Jets fleet in the world, announced today a contract for the sale of 47 EMBRAER 175 jets. The agreement also includes options for an additional 47 aircraft, providing a potential for 94 E175s, and could reach a total value of approximately USD 4 billion.

The new aircraft will be operated by Republic Airlines, a Republic subsidiary, under the American Eagle brand in the American Airlines’ regional network. The deal is subject to court approval which is expected to occur in the first quarter of 2013. The E175 will be featured in a dual-class layout, seating up to 76 passengers, and the first delivery is scheduled for mid-2013.

“It is significant that our long-time, valued customer Republic Airways – a true innovator in the regional transport business – is the first customer for the enhanced E175,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “It’s a perfect example of how our investments in product development make our customers more competitive in their markets. The E175 is the most comfortable, technologically advanced and efficient aircraft in its class, and it represents the best value for airlines because it also delivers the lowest total operating cost.”

As the leader in the 70 to 120-seat jet segment, Embraer continues to invest in the E-Jets family, which is flown by some 60 airlines in 40 countries. The Company has begun implementing a series of enhancements to the current generation of E-Jets, including new wingtips, systems optimization and aerodynamic refinements that will lower fuel burn by up to 5%. Republic will be the first customer to receive E175 aircraft with these enhancements. Longer maintenance intervals and component improvements will increase aircraft productivity and lower maintenance costs.

“We are thrilled that American has selected Republic and the Embraer E175 to expand their network with large regional jets,” said Bryan Bedford, Republic Chairman, President and CEO. “The Embraer E175 is an outstanding aircraft and the interior design American has selected will provide a world-class, seamless product for their customers flying on Republic.”

“This is a significant milestone in our company’s history,” said Chuck Schubert, American’s Vice President – Network Planning. “Establishing a large regional jet fleet has long been part of our business plan and this agreement is another example of how we are executing on that plan in a way that benefits our business and our customers. We will offer more flights at the

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

press@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

right intervals throughout the day in key markets while providing more opportunities for customers to travel in the first class cabin to key business markets.”

More than 150 E175s are currently in service with 12 carriers. Because the E175 has no over-wing exits that can restrict seat placement, operators have more flexibility in configuring the aircraft cabin. The E175’s 2,000 nm (3,706 km) range, short field performance and superior hot and high capability make the airplane ideal for the North American network.

Republic Airways was the first US carrier to fly Embraer E-Jets. It acquired E170s in 2004 and still operates those aircraft today on behalf of United Express. With this new order, the Republic Airways E-Jet fleet will be comprised of 72 E170s and 107 E175s, for a total of 179 E-Jets (226 if all options are exercised). Republic Airways is also a long-time customer of the ERJ 145 regional jet family, with 70 flying on contracts with several US regional carriers.

About Republic Airways Holdings

Republic Airways Holdings, based in Indianapolis, Indiana, is an airline holding company that owns Chautauqua Airlines, Frontier Airlines, Republic Airlines and Shuttle America (collectively, “the airlines”). The airlines operate a combined fleet of more than 280 aircraft and offer scheduled passenger service on nearly 1,500 flights daily to over 145 cities in the U.S. as well as to the Bahamas, Canada, Costa Rica, the Dominican Republic, Jamaica, and Mexico under branded operations at Frontier, and through fixed-fee flights operated under airline partner brands, including AmericanConnection, Continental Express, Delta Connection, United Express, and US Airways Express. The airlines currently employ approximately 10,000 aviation professionals.

About American Airlines

American Airlines focuses on providing an exceptional travel experience across the globe, serving more than 260 airports in more than 50 countries and territories. American’s fleet of nearly 900 aircraft fly more than 3,500 daily flights worldwide from hubs in Chicago, Dallas/Fort Worth, Los Angeles, Miami and New York. American flies to nearly 100 international locations, including important markets such as London, Madrid, São Paulo and Tokyo. With more than 500 new planes scheduled to join the fleet, including continued deliveries of the Boeing 737 family of aircraft and new additions such as the Boeing 777-300ER and the Airbus A320 family of aircraft, American is building towards the youngest and most modern fleet among major U.S. carriers. American’s website, AA.com®, provides customers with easy access to check and book fares, and personalized news, information and travel offers. American’s AAdvantage® program, one of the most popular frequent flyer programs in the world, lets members redeem miles for flights to almost 950 destinations

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

press@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

worldwide, as well as for flight upgrades, vacation packages, car rentals, hotel stays and other retail products. The airline also offers nearly 40 Admirals Club® locations worldwide providing comfort, convenience, and an environment with a full range of services making it easy for customers to stay productive without interruption. American is a founding member of the oneworld® alliance, which brings together some of the best and biggest airlines in the world, including global brands like British Airways, Cathay Pacific, Iberia Airlines, Japan Airlines, LAN and Qantas. Together, its members serve more than 900 destinations with more than 9,000 daily flights to 150 countries and territories. Connect with American on Twitter @AmericanAir or Facebook.com/AA. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AMR Corporation common stock trades under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

press@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer